CFO CONSULTANTS, INC.

United States Securities and Exchange Commission
Washington DC 20549

            RE: CFO Consultants, Inc.
                    Item 4.01 8K

To Whom It May Concern:

            In connection with your comment letter, CFO Consultants, Inc. hereby acknowledges and agrees that:

  Audits performed by The Blackwing Group, LLC will not be included in any future Securities and Exchange Commission filings.

            In addition, Sam Kan & Company CPA, 1151 Harbor Bay Pkwy, Ste 101, Alameda, CA 94502 is the corporation’s new auditor.

Very truly yours,

Norman LeBoeuf, President
CFO Consultants, Inc.